Exhibit 99.1

Ellomay Capital Ltd. Engages MZ Group for Investor Relations

Tel-Aviv, Israel, April 10, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM), (“Ellomay” or “the Company”) an emerging operator in the renewable energy and energy infrastructure sector today announced that it has retained MZ Group as its investor relations advisor.  MZ Group will assist Ellomay with designing and executing a comprehensive investor relations program, with an emphasis on investor outreach and brand awareness, particularly in North America.

Mr. Ran Fridrich, Chief Executive Officer of Ellomay, explained, "As Ellomay continues to execute our business strategy with our diversified energy asset base and expanding international footprint, we felt it was time to more actively engage our investor audience utilizing the depth and experience of MZ Group behind us.  We currently own several solar PV plants in Italy and Spain and a minority interest in Israel’s largest private natural gas power station - Dorad.  We are excited to have the support of the MZ team to keep investors apprised of our accomplishments.”

Matt Hayden, Chairman for MZ North America, said, “Ellomay is a great company backed by a strong management team.  They have built an impressive portfolio of  assets that have already started to produce revenues. Once Dorad comes online, the Company will generate significant positive cash flows that are locked into long term contracts.  We are looking forward to getting their exciting growth story out to investors.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol "ELOM."  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approx. 22.6 MW of photovoltaic power plants in Italy and 85% of 2.3 MW of photovoltaic power plant in Spain;

•
7.5% indirect interest, with an option to increase its holdings to approximately 9.375%, in Dorad Energy Ltd. Israel's largest private power plant, which will produce approximately 800 MW, representing about 8% of Israel’s total current electricity consumption;

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel's prominent businessmen and the former Chairman of Israel's leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses.  These controlling shareholders, along with Ellomay's dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide.

The expertise of Ellomay's controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners.  As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.  For more information about Ellomay, visit  www.ellomay.com.

About MZ Group

MZ Group, subsidiary of @titude Global, a multinational company and the world's largest independent global investor relations consulting firm, provides investor relations, corporate communications, market intelligence, corporate governance and technology products and services. Founded in 1999, MZ Group focuses on innovation and personalized services, supported by its exclusive "one-stop-shop" business model. With offices in São Paulo, New York, Chicago, San Diego, Vancouver, Hong Kong, Beijing, Shanghai, Taipei and Mumbai, MZ has approximately 350 professionals who serve over 580 clients in 12 countries. For more information, please visit www.mzgroup.com.

Contact:

Investor Relations:
MZ North America
Dustin Salem, Senior Vice President
Tel:  +1-949-259-4998
Email:  dustin.salem@mzgroup.us
Web:   www.mzgroup.us